

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2022

Sergio Carlo Scalpelli
Chief Executive Officer
Brera Holdings PLC
Connaught House, 5th Floor
One Burlington Road
Dublin 4
D04 C5Y6
Ireland

   Re: Brera Holdings PLC
    Registration Statement on Form F-1
    Filed November 4, 2022
    File No. 333-268187

Dear Sergio Carlo Scalpelli:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Risk Factors, page 13

1. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up,

may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

2.   We note your disclosure regarding the August 16, 2022 sponsorship agreement entered into with Fudbalski Klub Akademija Pandev, which was founded and is owned by one of your director nominees. Please revise your Related Party Transactions section to include the disclosure required by Item 7(B) of Form 20-F related to that agreement.

Exhibit 5.1

3.   It appears that you are assuming that the company has sufficient shares to conduct the offering. Please revise. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19 for additional guidance.

General

4.   We note your disclosure on the prospectus cover page that your founders "will retain controlling voting power in the Company based on having approximately 95.8% of all voting rights" and that your "key officers and directors will beneficially own approximately 46.9% of our outstanding share capital following this offering. . . [and a]s a result, they may have the ability to approve all matters submitted to our shareholders for approval." Please revise to clarify which persons *will* have controlling voting power and which persons *may* have controlling voting power. State that you will be a controlled company, and include a risk factor discussing the risks associated with being a controlled company. Make conforming changes in the prospectus for the secondary offering.

5.   As it appears that you are offering warrants to purchase Class B ordinary shares, please provide a legality opinion covering the warrants. Refer to Section II.B.1.f of Staff Legal Bulletin No. 19 for additional guidance.

Selling Shareholders, page Alt-3

6.   Please provide the addresses of the selling shareholders. Refer to Item 9(D) of Form 20-F.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Abe Friedman at 202-551-8298 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Lilyanna Peyser at 202-551-3222 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Trade & Services

cc: Louis A. Bevilacqua